UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	22 September 2017

Release Number	31/17

Final Results of BHP’s US Tender Offers

BHP announced today the final results of its US Tender Offers which formed part of a global multi-currency bond repurchase plan launched on 21 August 2017.

BHP has used its strong cash position to fund the US$2.9 billion global multi-currency bond repurchase plan. In total, BHP spent US$1.9 billion repurchasing Euro and GBP bonds and US$1.0 billion repurchasing US bonds. Early repayment of these bonds has extended BHP’s average debt maturity profile and enhanced BHP’s capital structure.

US Tender Offers

BHP Billiton Finance (USA) Limited (the Company), a wholly-owned subsidiary of BHP Billiton Limited, today announced the expiration of its previously announced tender offers for an aggregate purchase price (excluding accrued and unpaid interest) of up to US$1,000,000,000 (the Offer Cap) of its US$529,978,000 3.250% Senior Notes due 2021 (the 2021 Notes), its US$859,938,000 2.875% Senior Notes due 2022 (the 2022 Notes) and its US$1,500,000,000 3.850% Senior Notes due 2023 (the 2023 Notes, and together with the 2021 Notes and the 2022 Notes, the Notes) (the Tender Offers).

The Tender Offers were made pursuant to the terms and conditions set forth in the offer to purchase dated 21 August 2017 (the Offer to Purchase). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase.

The Tender Offers expired at 11:59 p.m., New York City time, on 21 September 2017. As announced on 8 September 2017, the Offer Cap of US$1,000,000,000 had been reached as of the Early Tender Date of 7 September 2017.

With the completion of the Tender Offers, the Company will have repurchased an aggregate principal amount of US$923,532,000 of several series of its outstanding notes, as set out in the table below:

Title of Security	CUSIP/ISIN Number	Principal amount purchased	Principal amount outstanding after purchase
3.850% Senior Notes due 2023	055451AU2/	US$765,587,000	US$734,413,000
US055451AU28
2.875% Senior Notes due 2022	055451AQ1/	US$157,945,000	US$701,993,000
US055451AQ16
3.250% Senior Notes due 2021	055451AL2/	US$0	US$529,978,000
US055451AL29

Legal Notices

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities.

None of the Company, the Guarantors, the Dealer Managers or their affiliates, their respective boards of directors, the Tender and Information Agent, the Notes trustee or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offers.

The Company has not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offers were not being made by, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, the Offer to Purchase and such documents and/or materials were not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such documents and/or materials as a financial promotion was only being directed at and made to (i) persons who are outside the United Kingdom, (ii) investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order)), (iii) high net worth entities and other parties falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iv) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as Relevant Persons) and the transactions contemplated herein were be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on the Offer to Purchase or any of its contents.

Further information on BHP can be found at: bhp.com

Media Relations

Email: media.relations@bhpbilliton.com

Australia and Asia

Ben Pratt

Tel: +61 3 9609 3672 Mobile: +61 419 968 734

Fiona Hadley

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 22, 2017	By:	/s/ Margaret Taylor
	Name:	Margaret Taylor
	Title:	Group Company Secretary